Exhibit 99.1

Independent Auditors’ Report
To The Members
DP Fee Holding Co., LLC and
DP Lease Holding, LLC

We have audited the accompanying combined financial statements of DP Fee Holding Co., LLC and DP Lease Holding, LLC, which comprise the combined balance sheets as of December 31, 2014 and 2013, and the related combined statements of members’ equity (deficit), operations and comprehensive income, and cash flows for the years ended December 31, 2014, 2013 and 2012 and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of DP Fee Holding Co., LLC and DP Lease Holding, LLC as of December 31, 2014 and 2013, and the results of its combined operations and its cash flows for the years ended December 31, 2014, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

/s/ PKF O’Connor Davies
A Division of O’Connor Davies, LLP

New York, New York
February 13, 2015

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Balance Sheets

	December 31
	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	$14,087,444	$18,375,767
Cash in escrow	19,944,828	11,217,994
Accounts receivable, net of allowance of $216,987 in 2014 and $65,063 in 2013	11,613,897	9,779,763
Inventory	459,069	436,389
Prepaid expenses	9,929,467	8,659,918
Total Current Assets	56,034,705	48,469,831
Property and equipment (net)	411,856,485	420,678,462
Deferred expenses (net)	5,452,960	7,241,142
Other assets	788,633	437,712
Total Assets	$474,132,783	$476,827,147

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$4,159,080	$4,486,552
Taxes payable	1,527,083	1,683,455
Accrued expenses	8,309,032	8,335,121
Security and deposits	3,340,930	2,632,712
Other liabilities	466,660	606,441
Total Current Liabilities	17,802,785	17,744,281
Long-term debt	460,000,000	460,000,000
Long-term debt-related party	50,000,000	50,000,000
Total Liabilities	527,802,785	527,744,281
Members' equity (deficit)	(53,670,002)	(50,917,134)
Total Liabilities and Members' Equity (Deficit)	$474,132,783	$476,827,147

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Statements of Operations and Comprehensive Income

	For the Year Ended December 31
	2014	2013	2012
REVENUES
Rooms	$164,162,392	$153,316,360	$155,412,003
Food and beverage	15,728,274	14,091,735	13,684,564
Telecommunications	1,258,651	1,474,898	1,516,623
Other income	4,465,321	4,084,943	4,104,800
Total Revenues	185,614,638	172,967,936	174,717,990

EXPENSES
Rooms	50,647,897	46,368,963	45,218,517
Food and beverage	13,425,422	13,587,329	12,826,069
Telecommunications	812,206	870,645	772,062
Administrative and general	23,063,346	21,942,140	20,612,241
Advertising and marketing	10,600,633	10,429,813	9,995,562
Property operations and maintenance	6,873,342	6,336,103	5,921,382
Utilities	5,688,784	5,219,962	5,451,449
Pre-opening expenses	64,270	280,436	79,069
Other expenses	74,364	129,645	98,082
Rent expense	89,450	71,425	76,680
Real estate taxes	15,670,084	15,022,035	13,808,267
Interest expense	23,523,442	23,043,049	26,923,209
Insurance	998,718	836,364	704,235
Depreciation	18,157,437	17,007,485	15,907,439
Total Expenses	169,689,395	161,145,394	158,394,263

Net Income	15,925,243	11,822,542	16,323,727

OTHER COMPREHENSIVE INCOME
Change in fair value of derivative asset	—	—	26,851

Comprehensive Income	$15,925,243	$11,822,542	$16,350,578

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Statements of Members' Equity (Deficit)
For the Years Ended December 31, 2014, 2013 and 2012

	Total	Accumulated Other Comprehensive Income (Loss)	Members' Equity (Deficit)

Balance at December 31, 2011	$(58,329,922)	$(26,851)	$(58,303,071)
Contributions	55,565,747	—	55,565,747
Distributions	(590,657)	—	(590,657)
Change in fair value of derivative asset	26,851	26,851	—
Net income	16,323,727	—	16,323,727
Balance at December 31, 2012	12,995,746	—	12,995,746
Contributions	2,572,859	—	2,572,859
Distributions	(78,308,281)	—	(78,308,281)
Net income	11,822,542	—	11,822,542
Balance at December 31, 2013	(50,917,134)	—	(50,917,134)
Contributions	—	—	—
Distributions	(18,678,111)	—	(18,678,111)
Net income	15,925,243	—	15,925,243
Balance at December 31, 2014	$(53,670,002)	$—	$(53,670,002)

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Statements of Cash Flows

	For the Year Ended December 31
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$15,925,243	$11,822,542	$16,323,727
Adjustments to reconcile net income to net cash flows provided by operating activities
Depreciation	18,157,437	17,007,485	15,907,439
Amortization of deferred financing costs	1,788,182	1,712,922	4,945,381
Changes in Certain Other Accounts
Cash in escrow	(8,726,834)	998,441	20,697,241
Accounts receivable	(1,834,134)	(118,922)	248,904
Inventory	(22,680)	(73,464)	(10,215)
Prepaid expenses	(1,269,549)	(303,753)	(1,042,477)
Other assets	(350,921)	(275,659)	29,659
Accounts payable	(327,472)	843,699	(349,994)
Taxes payable	(156,372)	(929,962)	21,529
Accrued expenses	(26,089)	4,098,134	(13,314,694)
Security and deposits	708,218	593,994	(46,668)
Other liabilities	(139,781)	104,584	(74,172)
Total Adjustments	7,800,005	23,657,499	27,011,933
Net Cash Provided by Operating Activities	23,725,248	35,480,041	43,335,660

CASH FLOWS (USED) BY INVESTING ACTIVITIES
Capital expenditures	(9,335,460)	(29,336,993)	(11,197,314)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred expenses	—	(1,912,752)	(7,156,812)
Proceeds from long-term debt	—	50,000,000	460,000,000
Payment on long-term debt	—	—	(580,979,455)
Contributions	—	2,572,859	55,565,747
Distributions	(18,678,111)	(78,308,281)	(590,657)
Net Cash (Used) by Financing Activities	(18,678,111)	(27,648,174)	(73,161,177)

Net (Decrease) in Cash and Cash Equivalents	(4,288,323)	(21,505,126)	(41,022,831)
Cash and cash equivalents, beginning of year	18,375,767	39,880,893	80,903,724
Cash and cash equivalents, end of year	$14,087,444	$18,375,767	$39,880,893

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$21,735,260	$20,308,844	$34,216,010

Supplemental Disclosure of Non-Cash Flow Information

The Company recorded a decrease in assets related to an interest rate cap agreement	$—	$—	$26,851

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2014

1.    Organization and Basis of Presentation

The accompanying combined financial statements and notes thereto include the assets, liabilities and operations of DP Fee Holding Co., LLC (“Fee Holding”) and DP Lease Holding, LLC (“Lease Holding”) and their wholly-owned subsidiaries (collectively the “Company”). The statements have been combined to reflect the ownership and operations of the following hotels (the “Hotels”):

Dumont NYC
Gardens NYC
Shelburne NYC
Fifty NYC
The Benjamin
Manhattan NYC

On July 29, 2011, Denihan Ownership Company, LLC (“DOC”), the sole member of Fee Holding, and Cardinals Owner LLC (“Cardinals”) closed on an investment contemplated by a Contribution Agreement dated June 20, 2011 and entered into an Amended and Restated Operating Agreement of Fee Holding (collectively, the “Agreements”), whereby Cardinals was admitted as a new 49 percent member of Fee Holding in exchange for $165.3 million. Pursuant to the Agreements, DOC was deemed to have contributed net assets worth 51 percent of the common equity of Fee Holding and $84.4 million of preferred capital. Concurrently, the members formed a new entity, DP Lease Holding, LLC. Wholly-owned subsidiaries of Fee Holding entered into operating lease agreements with wholly-owned subsidiaries of Lease Holding to lease the defined operations of the above listed Hotels. Subsequent to the investment transaction, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) the assets and liabilities of the Company continue to be reported at historical cost. The Company incurred approximately $8.5 million in costs related to this reorganization.

The preferred capital was a separate non-voting capital account of Fee Holding which earned a preferred return as defined in the agreements, on the unreturned preferred capital balance. The DOC member may have taken a loan from the Company up to the amount of unreturned preferred capital or convert all or a portion of the preferred capital to common capital upon the Company requiring additional capital from its members in order to maintain the 51 percent ownership interest. After the later of (a) 27 months from July 29, 2011 or (b) the date on which Fee Holding refinances, modifies or extends its then existing credit facility, Fee Holding will distribute, under certain conditions, any unreturned preferred capital to the DOC member at the DOC member’s request. During the year ended December 31, 2013, the unreturned preferred capital was distributed to the DOC member.

The Company prepares its financial statements in conformity with US GAAP. In combination, all significant intercompany accounts and transactions have been eliminated.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain estimates used by management are particularly susceptible to changes, such as the useful lives and recoverability of costs of property and equipment. Management believes that the estimates used are adequate based on the information currently available.

Significant Concentrations

Certain amounts of the Company's cash is on deposit in one bank which exceeds federally insured limits. The Company has not experienced any loss on its deposits.

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2014

Approximately 74% and 72% of the Hotels' workforce employed by the management company at December 31, 2014 and 2013, respectively, is covered by collective bargaining agreements which expire on April 20, 2018 and June 30, 2019.

Allowance for Uncollectible Accounts Receivable

The allowance for uncollectible accounts is established through a provision for bad debts charged to expenses. Accounts receivable are charged against the allowance for uncollectible accounts when management believes the collectability of principal is unlikely. Recoveries of accounts receivable previously written off are recorded when received.

The allowance is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable, based on an evaluation of the collectability of accounts receivable and prior bad debt experience. This evaluation also takes into consideration factors such as: changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific accounts receivable balances, and current economic conditions that may affect the customer’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Revenue Recognition

The Company recognizes rooms, food and beverage, telephone and other operating revenues when services are rendered. Advance deposits on rooms are recorded as a liability until services are provided to the customers.

Fair Value of Financial Instruments

The estimated fair value of the Company’s cash, accounts receivable, accounts payable and accrued expenses approximate carrying amounts due to the short-term maturities of these instruments. The carrying value of the long-term debt approximates fair value since the current interest rate approximates market rates. The carrying value of the related party long term debt is not readily determinable as no similar market exists.

Property and Equipment

Property and equipment is stated at cost.

Depreciation of buildings and improvements and furniture, fixtures and equipment is computed using the straight line method over various estimated useful lives as follows:

Buildings and improvements	10 - 40 years
Furniture, fixtures and equipment	3 - 7 years

Property and equipment consists of the following:

	2014	2013
Land	$81,182,501	$81,182,501
Buildings and improvements	392,061,518	387,829,870
Furniture, fixtures and equipment	68,831,953	63,728,141
Total	542,075,972	532,740,512
Accumulated depreciation	(130,219,487)	(112,062,050)
Net	$411,856,485	$420,678,462

Cash and Cash Equivalents

The Company considers all instruments with a maturity of three months or less at time of purchase to be cash equivalents.

Impairment of Long-Lived Assets

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2014

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value. No impairment loss has been recognized during the years ended December 31, 2014, 2013 and 2012.

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market.

Deferred Expenses

Expenditures incurred in connection with obtaining long-term debt are being amortized using a method which approximates the interest method over the term of the related debt. $1,788,182, $1,712,922 and $4,945,381 has been charged to interest expense for the years ended December 31, 2014, 2013 and 2012, respectively. Accumulated amortization amounted to $3,501,104 and $1,712,922 at December 31, 2014 and 2013, respectively.

Accounting for Derivative Instruments and Hedging Activities

All derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction.

For cash-flow hedge transactions in which the Company hedges the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in fair value of the derivative instrument are reported in other comprehensive income (loss). The gains and losses on the derivative instrument that are reported in other comprehensive income (loss) are reclassified to earnings in the periods in which earnings are impacted by the variability of cash flows of the hedged item.

Income Taxes

Fee Holding and Lease Holding are limited liability companies, which are not recognized as taxable entities for Federal or State tax purposes. As such, no provision has been made for income taxes since such taxes, if any, are the responsibility of the ultimate members of Fee Holding and Lease Holding.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Management has determined that the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements.

The Company’s tax returns since 2011 remain open to examination by the respective taxing authorities.

Advertising Costs

Advertising costs are expensed as incurred.

Subsequent Events

Management of the Company has evaluated significant events subsequent to the balance sheet date through the date the combined financial statements were issued and has determined that there were no subsequent events or transactions which would require recognition or disclosure in the combined financial statements.

3.    Long-Term Debt

On December 27, 2012, the Company was financed with $460 million in debt obligations ($410 million in the form of mortgage debt and $50 million in the form of a member loan).

The $410 million loan is an interest only loan at the rate of 3.673% per annum and matures on January 6, 2018. The loan is secured by the property of five Hotels (the Dumont NYC is excluded). Under the terms of the agreement, the Company

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2014

is required to fund the following escrows:

Furniture, fixtures and equipment
Real estate tax
Insurance
Debt service
Deferred Maintenance
Gardens NYC capital reserve
Excess cash flows

The specified guarantors have guaranteed the completion of specified renovation projects.

On April 4, 2013, the Dumont NYC was financed with $50 million in mortgage debt. The loan bears interest at 3.14% per annum and requires interest only payments through the maturity date on May 1, 2018. The loan is secured by the Dumont NYC property. The Dumont NYC is required to fund the following escrow accounts:

Furniture, fixtures and equipment
Real estate tax
Insurance

The loan may not be prepaid within the first 36 months (April 4, 2016). After that, the loan can be paid in full, subject to a prepayment penalty as defined. Beginning on November 1, 2017 the loan can be prepaid without being subject to the prepayment penalty.

These loans are non-recourse to the borrowers with the exception of certain limited obligations of the borrowers arising out of or in connection with certain events or acts, among which is fraud or material misrepresentation. Further, the loans would become recourse to the guarantors if certain events occur, amongst which is any borrower filing a voluntary bankruptcy petition.

The $50 million member loan is an interest only loan at a rate of 9.75% per annum through February 4, 2018. The interest rate then increases 100 basis points for each successive 30 day period until the maximum interest rate of 13.5% is attained. The loan matures on the earlier of July 4, 2018, the refinance of mortgage loan or upon sale of the Hotels. The loan may be prepaid at any time, subject to certain provisions, as defined in the agreement. Interest expense related to this loan amounted to $4,875,000, $4,875,000, and $66,781 for the years ended December 31, 2014, 2013 and 2012, respectively.

4.    Derivative Asset and Other Comprehensive Income

Effective August 1, 2010, the Company entered into an interest rate cap agreement with the intent to manage interest rate exposure on its long-term debt, with an aggregate notional amount of $600,000,000. This agreement fixed the LIBOR rate at a maximum rate of 2% and had an expiration date of February 1, 2013. The interest rate differentials under such agreements were entered into to minimize the risks associated with financial activities. The Company was exposed to credit risk in the event of non-performance by these counterparties; however, the Company considered non-performance to be remote.

The Company’s derivative asset had no value as of December 31, 2012. The difference between the carrying value and fair market value of the interest rate cap has been recorded through members’ equity (deficit), as accumulated other comprehensive income as of December 31, 2012.

The Company follows a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. The derivative asset was valued using level 2 inputs.

5.    Operating Leases

The Company, as lessor under various operating leases with third parties, will receive rents over the next five years and thereafter over the remaining terms of the leases as follows:

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2014

2015	$2,995,667
2016	2,685,080
2017	2,525,879
2018	1,653,408
2019	1,200,576
Thereafter	4,608,362
Total	$15,668,972

Certain leases contain provisions for additional rents and renewal options. If leases provide for material step up provisions or periods of free rent, the Company's policy is to record base rent on a straight-line basis over the term of the respective lease.

6.    Related Party Transactions

The Company received financing from one of its members (see note 3).

The Company is charged by a related party for laundry and other expenses consisting of accounting, advertising, executive office, human resources, management information, reservation and sales, security and technical services. Amounts charged to operations for laundry and other services amounted to $2,253,214 and $16,721,901, respectively, for the year ended December 31, 2014. Amounts charged to operations for laundry and other services amounted to $1,987,661 and $16,528,599, respectively, for the year ended December 31, 2013. Amounts charged to operations for laundry and other services amounted to $1,865,113 and $15,588,579, respectively, for the year ended December 31, 2012. The Company uses a purchasing company, which is related to one of the Company’s members through common ownership. The purchasing company provides goods to the Company at cost.

At December 31, 2014 and 2013, amounts due to related parties were included in the following balance sheet account:

	2014	2013
Accounts payable	$2,974,210	$2,838,440

Amounts due to related parties are noninterest-bearing and have no specified date of repayment, but are expected to be settled in the normal course of business.

The Company entered into agreements, with an entity related to one of the Company’s members through common ownership, for the management of the day-to-day operations of the Hotels. The agreements provide for a base management fee calculated at 3% of gross operating revenues, as defined, and an incentive management fee calculated at 15% of defined net operating income. In addition, the agreements provide for a marketing fee calculated at 1.5% of gross operating revenues, as defined. For the year ended December 31, 2014, the Company incurred basic management fees of $5,348,993 and marketing fees of $2,674,497. For the year ended December 31, 2013, the Company incurred basic management fees of $5,175,677 and marketing fees of $2,587,783. For the year ended December 31, 2012, the Company incurred basic management fees of $5,223,889 and marketing fees of $2,610,828. Incentive fees were not incurred. In addition, the Company also reimburses the management company for all costs incurred in the operation of the Hotels including payroll and payroll related costs. Certain management company employees who operate the Company’s hotels are represented by the New York Hotel Trades Council and the Hotel Association of New York City, Inc. (the “Union”) and are subject to collective bargaining agreements. Costs reimbursed to the management company for pension and health benefits paid to the Union amounted to $2,117,732 and $5,331,843, respectively for the year ended December 31, 2014. For the year ended December 31, 2013, the costs reimbursed for pension and health benefits amounted to $1,905,266 and $4,913,997, respectively. For year ended December 31, 2012, the costs reimbursed for pension and health benefits amounted to $2,121,316 and $5,343,509, respectively.

7.	Litigation

Lawsuits which arose in the normal course of business are pending against the Company. In the opinion of management the eventual disposition of these legal actions, based upon available insurance coverage and the assessment of the merits of such actions by counsel, will not have a material adverse effect on the financial position of the Company.

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2014

8.	Commitments

During 2014, the Company entered into various contracts with contractors and other vendors for capital improvements. At December 31, 2014 the Company had commitments of $12,626,367, of which $9,096,048 had been incurred as of December 31, 2014 and is included in property and equipment in the accompanying combined balance sheet.